                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13G/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                           Hanover Compressor Company
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                                (Name of Issuer)

                     Common Stock $.001 Par Value Per Share
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                         (Title of Class of Securities)

                                  410768 10 5
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                                 (CUSIP Number)

                                 June 28, 2001
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            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]     Rule 13d-1(b)

[X]     Rule 13d-1(c)

[ ]     Rule 13d-1(d)


         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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---------------------                                    ----------------------
CUSIP NO. 410768 10 5                  13G/A                 PAGE 2 OF 3 PAGES
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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                ENRON CORP.

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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (A) [  ]
                NONE
                                                                (B) [  ]

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   3   SEC USE ONLY


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   4   CITIZENSHIP OR PLACE OF ORGANIZATION

                Oregon

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                          5   SOLE VOTING POWER
      NUMBER OF
        SHARES                    4,350,556
                          -----------------------------------------------------
     BENEFICIALLY
                          6   SHARED VOTING POWER
       OWNED BY
                                          0
         EACH             -----------------------------------------------------
                          7   SOLE DISPOSITIVE POWER
      REPORTING
                                  4,350,556
        PERSON            -----------------------------------------------------
                          8   SHARED DISPOSITIVE POWER
         WITH
                                          0
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   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  4,350,556
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  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                [  ]

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  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                6.2%
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  12   TYPE OF REPORTING PERSON*

                CO
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                                  Page 2 of 3
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                                   ITEM 1(A)

Name of Issuer: The name of the issuer is Hanover Compressor Company
("Hanover").

                                   ITEM 2(A)

The reporting person is Enron Corp., an Oregon corporation ("Enron"). Joint Energy Development Investments Limited Partnership ("JEDI"), an affiliate of Enron, is no longer the direct owner of Common Stock, par value $0.001 ("Common Stock"), of Hanover. On June 28, 2001, JEDI transferred 1,748,689 shares of Common Stock to McGarret XIV, L.L.C. ("McGarret XIV"), a controlled affiliate of Enron in which JEDI owns the Managing Member interest. In a separate transaction on June 29, 2001, JEDI transferred 2,601,867 shares of Common Stock to AES Holdings, LP ("AES Holdings"), another controlled affiliate of Enron.

                                     ITEM 4

In connection with the transactions contemplated by the Underwriting Agreement dated March 15, 2001, among Hanover, JEDI, et al., JEDI sold 1,173,344 shares of Common Stock of Hanover. The amount of securities thus beneficially owned by Enron is 4,350,556 shares of Common Stock, of which 1,748,689 shares are presently held directly by McGarret XIV and 2,601,867 shares are presently held directly by AES Holdings. As part of its organizational activities, Enron may from time to time transfer such shares among its subsidiaries and controlled affiliates, with Enron retaining sole voting and dispositive power with respect to all of such shares.


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    July 9, 2001



                                            ENRON CORP.



                                            By: /s/ ANGUS H. DAVIS
                                               --------------------------------
                                            Name:  Angus H. Davis
                                            Title: Vice President and
                                                   Deputy Corporate Secretary


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